                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                           Orbit International Corp.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.10 Per Share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   685559304
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                                (CUSIP Number)

                               James M. Chadwick
                       Chadwick Capital Management, LLC
                             4510 Executive Drive
                                   Suite 200
                          San Diego, California 92121
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               December 23, 2008
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  685559304
===============================================================================
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Monarch Activist Partners LP
===============================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                        (b)[ ]

===============================================================================
         SEC USE ONLY
3

===============================================================================
         SOURCE OF FUNDS (See Instructions)
4        WC

===============================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5        TO ITEMS 2(d) or 2(e)                                              [ ]

===============================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        Delaware

===============================================================================
                           SOLE VOTING POWER
                     7     0

 NUMBER OF           ==========================================================
   SHARES                  SHARED VOTING POWER
BENEFICIALLY         8     0
  OWNED BY
    EACH             ==========================================================
  REPORTING                SOLE DISPOSITIVE POWER
   PERSON            9     0
    WITH
                     ==========================================================
                           SHARED DISPOSITIVE POWER
                     10    0

===============================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       0

===============================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES                                                             [ ]

===============================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       0%

===============================================================================
         TYPE OF REPORTING PERSON
14       PN

===============================================================================

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

CUSIP No.  685559304
===============================================================================
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Chadwick Capital Management LLC
===============================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                        (b)[ ]

===============================================================================
         SEC USE ONLY
3

===============================================================================
         SOURCE OF FUNDS (See Instructions)
4        AF

===============================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5        TO ITEMS 2(d) or 2(e)                                              [ ]

===============================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        Delaware

===============================================================================
                           SOLE VOTING POWER
                     7     0

 NUMBER OF           ==========================================================
   SHARES                  SHARED VOTING POWER
BENEFICIALLY         8     0
  OWNED BY
    EACH             ==========================================================
  REPORTING                SOLE DISPOSITIVE POWER
   PERSON            9     0
    WITH
                     ==========================================================
                           SHARED DISPOSITIVE POWER
                     10    0

===============================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       0

===============================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES                                                             [ ]

===============================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       0%

===============================================================================
         TYPE OF REPORTING PERSON
14       IA

===============================================================================



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                                 SCHEDULE 13D

ITEM 1.     SECURITY AND ISSUER:

         This Amendment No. 2 to Schedule 13D relates to the common shares of Orbit International Corp. ("ORBT"). The principal executive offices of ORBT are located at 80 Cabot Court, Hauppauge, New York 11788.

ITEM 2.     IDENTITY AND BACKGROUND:

         (a) This statement on Schedule 13D is filed by Chadwick Capital Management LLC ("CCM") and Monarch Activist Partners LP ("Monarch"). The managers of CCM are James M. Chadwick and Sohail Malad. CCM is the General Partner of Monarch and has sole voting and dispositive authority over Monarch's accounts.

         (b) The business address for CCM, Monarch, Mr. Chadwick and Mr. Malad is 4510 Executive Drive, Suite 200, San Diego, California 92121.

         (c) CCM's principal business is to provide asset management services to private investment funds. Mr. Chadwick and Mr. Malad manage CCM's business.

         (d)-(e) During the last five years, none of CCM, Mr. Chadwick, Mr. Malad or Monarch has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) CCM is a limited liability company organized under the laws of the State of Delaware. Mr. Chadwick and Mr. Malad are citizens of the United States of America. Monarch is a limited partnership organized under the laws of the State of Delaware.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         Not applicable.

ITEM 4.     PURPOSE OF TRANSACTION:

         Not applicable.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER:

         (a) Monarch currently owns zero ORBT shares.

         (b) Not applicable.

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         (c) During the past 60 days, Monarch disposed of shares in the transactions set forth below. These shares were transferred as an in-kind distribution to Monarch's limited partners.

         ---------------------------------------------------------------------------------
                DATE OF                 NO. OF SHARES
              ACQUISITION                TRANSFERRED                 PRICE PER SHARE
         ---------------------------------------------------------------------------------
               12/23/2008                  411,044                          N/A
         ---------------------------------------------------------------------------------
                                 TOTAL     411,044
         ---------------------------------------------------------------------------------

         (d) Not applicable.

         (e) On December 23, 2008, Monarch ceased to be the beneficial owner of more than five percent of ORBT's outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         CCM is the General Partner of Monarch under Monarch's Limited Partnership Agreement. This agreement provides, among other things, the authority to buy, invest in, hold for investment, own, assign, and transfer, sell and otherwise deal in securities on behalf of Monarch.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

         None.


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 24, 2008


                                         CHADWICK CAPITAL MANAGEMENT LLC


                                         By: /s/ James Chadwick
                                             ----------------------------------
                                             James Chadwick, Manager


                                         MONARCH ACTIVIST PARTNERS LP

                                         By: Chadwick Capital Management LLC,
                                             its General Partner


                                         By: /s/ James Chadwick
                                             ----------------------------------
                                             James Chadwick, Manager